

March 22, 2024

William Bullock, Jr
EVP and Chief Financial Officer
ConocoPhillips
925 N. Eldridge Parkway
Houston, TX 77079

> **Re: ConocoPhillips**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 15, 2024**
> **File No. 001-32395**

Dear William Bullock:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis
Income Statement Analysis, page 41

1. We note that your discussion and analysis of the income statement is limited to providing a list of line items along with quantification of changes for each caption during 2023, and a few remarks indicating the primary reasons for the change. However, you neither disclose nor discuss any numerical measures of activity from the income statement, either on a consolidated or segment basis, other than net income or loss, a few details of the corporate and other segment measure on page 49, and exploration expense on page 42.

   We believe that you would need to substantively revise your disclosures to comply with Item 303(a) of Regulation S-K, which requires a discussion and analysis "of the financial statements" and describes the objective as "to provide material information relevant to an assessment of the financial condition and results of operations" with the expectation that such disclosures will allow investors to view the business from management's perspective. This guidance states that you should "focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition," and provide within your disclosures "descriptions and amounts of matters that have had a material impact on reported operations."

We believe that disclosures of changes in line items should be accompanied by the corresponding measures of activity, including revenues and any costs and expenses that are material, to provide not only for an assessment of the periodic results and management's perspective, but also to provide context for the periodic changes, to clarify the significance of the change relative to the measures that are exhibiting the change. For example, we suggest including tabulations adjacent to your discussion and analyses of the consolidated results on page 41, and of the segment results on pages 44 through 48.

Please submit the revisions that you propose to address the concerns outlined above and explain to us how you have considered the indicative value of the financial information reported on the various line items of your income statement in formulating your disclosures; and to the extent that you believe the activity is not relevant to an assessment of your results of operations, explain to us the rationale underlying your view.

2. We note that in discussing changes in the consolidated and segment results there are several instances in which you identify multiple reasons without quantifying the extent of change attributable to each item mentioned. For example, you state that the change in revenues is "primarily due to lower realized commodity prices partially offset by higher sales volumes," and that the increase in production and operating expenses is "due to increased well work activities and higher production volumes."

Item 303(b) of Regulation S-K, requires that when financial statements reflect material changes in line items, including changes that offset one another within line items, the underlying reasons be described in quantitative and qualitative terms, which extends to segment information when necessary to an understanding of the business.

The guidance in subparagraphs (b)(2)(i), (ii), and (iii) further clarifies that such disclosures should address any significant economic changes that materially affected income from continuing operations, including "significant components of revenues or expenses" that are material to an understanding of the results of operations, trends or uncertainties that have had or that are reasonably likely to have "a material impact on net sales or revenues," events that are reasonably likely to cause "a material change in the relationship between costs and revenues," and when there have been material changes in net sales or revenues, this guidance requires that you quantify the extent to which such changes are attributable to changes in volumes, and separately to changes in prices.

Please submit the revisions that you propose to address the concerns outlined above and identify the specific language within the revisions that you believe will address each requirement that is mentioned, such as the effects of significant economic changes on components of revenues and expenses, material changes in the relationships between costs and revenues, and your view of the apparent trends exhibited by the historical activity reported on the various line items of your income statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation